Via Edgar

April 8, 2014

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    KEMET Corporation
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed June 6, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 4, 2014
File No. 001-15491

Dear Mr. Vaughn:

KEMET Corporation (“KEMET”) has received your letter dated March 27, 2014 (the “Comment Letter”), setting forth the comments of the accounting staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above subject. We have addressed below the Staff’s comments set forth in the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended March 31, 2013

Exhibits and Financial Statement Schedules, page 68

Notes to Consolidated Financial Statements, page 81

Note 7: Investment in NEC TOKIN, page 101

1. We note your response to prior comment 2, including the fact that you calculated KEMET’s economic interest in NEC TOKIN by comparing the number of NEC TOKIN common shares owned by KEMET to the total number of NEC TOKIN common and preferred stock shares outstanding since you believe the NEC TOKIN preferred stock outstanding represents in-substance common stock. Notwithstanding your response, tell us more about how you considered the fact that NEC agreed to be subject to certain restrictions on its ability to convert the NEC TOKIN preferred stock held by it to common stock and that the restrictions may only be terminated by the mutual agreement of both KEC and NEC when concluding the preferred stock represents in-substance common stock. Discuss how you ultimately concluded that this factor did not impact the conclusion that the risk and rewards of ownership of the preferred stock is consistent with the risk and rewards of ownership of the common stock. Refer to the guidance at FASB ASC 323-10-15-13-b.

Response:
In making a determination that the restrictions imposed on the ability of NEC Corporation (“NEC”) to convert its NEC TOKIN (“NT”) preferred stock into NT common stock did not impact the conclusion that the risks and rewards of the NT preferred stock are substantially similar to the risks and rewards of the NT common stock, the Company concluded that the restrictions imposed on the conversion of the NT preferred stock were only incidental to the ownership of the NT preferred stock, were designed to facilitate the goals of the overall purchase transaction, specifically including the call and put structure of the Option Agreement, and do not prohibit NEC from participating in the capital appreciation of NT.
In our response to your prior comment 2, we noted that NEC had agreed to be subject to certain restrictions in certain circumstances on its ability to convert the NT preferred stock held by it to facilitate KEMET Electronic Corporation’s (“KEC”) initial investment in NT, KEC’s option to make an additional purchase of shares of NT common stock from NT and KEC’s option to purchase all outstanding shares of both NT common stock and NT preferred stock held by NEC to complete its purchase of the business of NT. Under the Option Agreement, KEC has an initial option (the “First Call Option) to acquire an additional 15% economic interest in NT through the purchase of additional NT common stock from NT. In connection therewith, NEC would convert such number of its NT preferred stock so that relative ownership of NT on an as-converted-to-common basis would be 51% and 49% by NEC and KEC, respectively, as compared to the current relative ownership on an as-converted-to-common basis of 66% and 34%, respectively. The Option Agreement provides KEC a second option (the “Second Call Option”) to purchase all of the equity interests in NT held by NEC for an amount that is calculated as a multiple of NT’s last-twelve-month EBITDA less adjustments including debt, a measure of NT’s enterprise value. In connection therewith, NEC would convert all of its then outstanding NT preferred stock into NT common stock. NEC also has an option (the “Put Option”) under the Option Agreement to require KEC to purchase all of NT’s equity interests in NT for a purchase price based on a measure of NT’s enterprise value. In connection therewith, NEC would also convert all of its then outstanding NT preferred stock into NT common stock. The Put Option is generally exercisable beginning in August 2014, which limits the duration of the restriction on conversion of the NT preferred stock. In each of the purchase transactions, the NT preferred stock is treated on an as-converted-to-common basis and participates on the same basis as the NT common stock. In no such transaction does the NT preferred stock receive consideration not attributable to common equity, such as a liquidation preference. There is also no mechanism in the Option Agreement to separately value and acquire the NT preferred stock. The NT preferred stock conversion restrictions were put into place to facilitate the desired equity ownership in NT on an as-converted-to-common basis for the transactions contemplated by the Option Agreement.
As previously noted, the restrictions on NEC’s ability to convert its NT preferred stock do not apply in the following circumstances: (1) the Stockholders Agreement is terminated by mutual agreement of NEC and KEC, (2) NT does not satisfy certain obligations to repay certain of its debt obligations to NEC or certain obligations to pay interest on such debt obligations, (3) certain bankruptcy or liquidation proceedings involving KEC or (4), on or after May 31, 2018, which corresponds to the last date that KEC may exercise the Second Call Option. The events referred to in clauses (1), (3) and (4) correspond to circumstances under which the transactions contemplated by the Option Agreement will not be consummated. The event in clause (2) above is intended as an incentive to cause NT to meet its obligations with respect to indebtedness owed to NEC. In fact, the restrictions on conversion of the NT preferred stock are designed to lapse in circumstances where the holder would be receiving capital value for the NT preferred stock in a transaction other than the transactions contemplated under the Option Agreement.
In considering whether the restrictions on NEC’s converting its NT preferred stock would prevent NEC from participating in the capital appreciation of NT in a manner that is substantially similar to the NT common stock and the guidance at FASB ASC 323-10-15-13-b, the Company considered that such restrictions were provided solely to facilitate the purchase transactions contemplated by the Option Agreement described above, that in each such purchase transaction KEC would be purchasing equity interests in NT on an as-converted-to-common basis and that the purchase price reflected in the purchase of all of NEC’s outstanding equity interests in NT is based on a measure of the enterprise value of NT. The Company further considered that in any dividend distribution, the NT preferred stock would receive dividends on an as-converted-to-common basis without being required to convert. On the basis of the foregoing, the NT preferred stock participates in the capital appreciation of NT in a manner that is substantially similar to the NT common. The Company also considered that the restrictions were tailored to the transactions contemplated by the Option Agreement, and to the extent such transactions would not be consummated, whether through KEC’s inability to do as a result of a bankruptcy or insolvency, or through the termination of KEC’s rights to exercise its options under the Option Agreement, or as with any contractual agreement, on the mutual agreement of the parties, the restrictions on such conversion would terminate.

2. In a related matter, given the guidance at FASB ASC 323-10-35-4 which indicates, in part, that “An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor”, tell us why you believe it was appropriate to include the preferred shares not held by KEMET in your calculations of KEMET’s share of the earnings or losses of NT.

Response:
On the basis of our response to your comment 1 above and our response to your prior comment 2, the Company believes the NT preferred stock is properly characterized as in-substance common stock under the guidance at FASB ASC 353-10-15-13. Furthermore, the Company believes that to the extent that its holdings of in-substance common stock should be included in the numerator in a calculation of its share of the earnings or losses of NT, the NT preferred stock should be included in the denominator as in-substance common stock in any such calculation. The guidance at FASB ASC 353-10-15-13 states that “Subsequent references … to common stock refer to both common stock and in-substance common stock,” establishing their equivalency for the purposes of the guidance. Furthermore, the NT preferred stock is treated on an as-converted-to-common basis for the purchase transactions discussed in our response to your comment 1 above. The purchase price for all of NEC’s equity interests in NT is based upon a measure of NT’s enterprise value, which will reflect, in part, NT’s earnings and losses attributable to common equity in which the NT preferred stock will participate in an as-converted-to-common stock basis. Furthermore, in any dividend distribution, the NT preferred stock would receive dividends representing a participation in the earnings of the Company on an as-converted-to-common basis without being required to convert. As a result, the Company believes the shares of NT preferred stock should be included in the denominator in the Company’s calculation of its share of the earnings or losses of NT.
Form 10-Q for the Quarterly Period Ended December 31, 2013

Condensed Consolidated Statements of Cash Flows, page 7

3. We note your response to prior comment 5. Notwithstanding your response, given you use the indirect method to disclose your cash flows from operating activities, the guidance at FASB ASC 230-10-45-28 requires you to reconcile “net loss”, not “Net loss from continuing operations” to net cash flows from operating activities. Please revise future filings to comply with the referenced guidance.

Response:
The company will revise its future filings to reconcile “net loss” to net cash flows from continuing operating activities.

In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•	KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer